Filed by Noble Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Noble Energy, Inc.

(Commission File No.: 001-07964)

On July 20, 2020, Chevron Corporation (“Chevron”) and Noble Energy, Inc. (“Noble Energy”) participated in a conference call relating to Noble Energy’s pending merger transaction with Chevron. Below is a transcript of the conference call.

CORPORATE PARTICIPANTS

David L. Stover Noble Energy, Inc. - Chairman & CEO

Michael K. Wirth Chevron Corporation - Chairman & CEO

Pierre R. Breber Chevron Corporation - VP & CFO

Wayne Borduin Chevron Corporation - General Manager of IR

CONFERENCE CALL PARTICIPANTS

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Jason Gammel Jefferies LLC, Research Division - MD & Senior Equity Research Analyst

Jason Daniel Gabelman Cowen and Company, LLC, Research Division - Director

Jeanine Wai Barclays Bank PLC, Research Division - Research Analyst

Neil Singhvi Mehta Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Paul Cheng Scotiabank Global Banking and Markets, Research Division - Analyst

Philip Mulkey Gresh JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Roger David Read Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst

Sam Jeffrey Margolin Wolfe Research, LLC - MD of Equity Research & Senior Analyst

PRESENTATION

Operator

Good morning. My name is Crystal, and I will be your conference facilitator today. Welcome to Chevron’s conference call to discuss its announced acquisition of Noble Energy. (Operator Instructions) As a reminder, this conference call is being recorded.

I will now turn the conference call over to the General Manager of Investor Relations, Chevron Corporation, Mr. Wayne Borduin. Please go ahead.

Wayne Borduin - Chevron Corporation - General Manager of IR

Thank you, Crystal. Welcome, and thanks to everyone on the call for participating this morning. I’m Wayne Borduin, General Manager of Investor Relations. And with me today are Chevron’s Chairman and CEO, Mike Wirth; Noble Energy’s Chairman and CEO, Dave Stover; and Pierre Breber, our CFO.

Before we get started, please be reminded that this presentation contains estimates, projections and other forward-looking statements. Please review the cautionary statement and important information for investors and stockholders on Slide 2.

Now I’ll turn it over to Mike.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

All right. Thanks, Wayne. Moving to Slide 3. I’m pleased to announce that Chevron has entered into a merger agreement with Noble Energy, an opportunity aligned with our disciplined returns-focused strategy. This is an attractive transaction that strengthens Chevron’s performance through high-quality cash-producing assets that are complementary to Chevron’s global portfolio and capabilities, low-cost, proved reserve and resource additions and achievable synergies that we expect to drive accretive financial metrics and enhance our flexible capital program.

Moving to Slide 4. I’d like to highlight some of the key terms that make this a compelling deal for shareholders of both companies. Each Noble Energy shareholder will receive 0.1191 Chevron shares as total consideration. They’ll have continued investment in the business through ownership of shares with a 6% dividend yield, underpinned by balance sheet strength in a time of uncertainty. Chevron’s shareholders should realize the incremental value that we expect the high-quality assets and synergies to deliver over time.

Turning to Slide 5. The value of this deal is supported by the complementary nature of Noble Energy’s core assets in the U.S., a liquids-weighted portfolio focused in the DJ and Permian Basins, assets that play to our strengths, where we believe we’re uniquely positioned to maximize value.

The Permian is a targeted bolt-on to our premier existing position, adding 92,000 net acres in the core of the Delaware Basin. Adjacent to our existing footprint, this will add long lateral well opportunities and allow for efficient development synergies with our existing acreage.

In Colorado, the DJ adds a large, contiguous position with no leasehold drilling requirements where Noble Energy has been a very successful operator. We intend to leverage our proven factory model with Noble’s strong experience there to drive further efficiencies and deliver superior results. Also, we’ll add an established midstream business that is closely linked to Noble’s Permian and DJ assets and a more mature Eagle Ford position.

Turning to the next slide in the international portfolio. Noble Energy’s large, operated position in the Eastern Mediterranean has established them as a leading player in the region. Anchored by the Leviathan and Tamar assets and supported by offtake agreements from Israel, Egypt and Jordan, these assets are expected to generate strong cash flow for decades.

The opportunity in the region isn’t limited to current operating assets. Noble Energy adds to our exploration portfolio in the Eastern Med, which pending final government approval, is expected to give Chevron a total of 6 exploration blocks in Egypt and a discovered resource opportunity in Cyprus. Moving to West Africa. Noble Energy has had an established position in Equatorial Guinea for decades with opportunities to continue to monetize resources through existing regional capacity.

Turning to Slide 7. Noble Energy’s assets further strengthen our already advantaged portfolio. The Eastern Mediterranean enhances our geographic diversity, and the U.S. onshore and West Africa adds to regional strength in both areas. With about 2 billion barrels of proved reserves, the acquisition is an attractive opportunity to add to Chevron’s reserves cost efficiently and in assets that require limited near-term capital.

Turning to synergies on the next slide. We expect to deliver $300 million in before-tax run rate cost reductions within a year of closing, which is expected in the fourth quarter. These cost synergies result primarily from redundant activities and corporate functions, businesses where operations overlap and high-grading opportunities within our combined exploration portfolio. Both companies have reduced capital significantly this year. Future capital levels will depend on market conditions. Our capital program will continue to have the flexibility to stay low and to gradually ramp back up when prices and demand suggest it’s prudent to do so. Strong synergies, on top of robust cash generation with capital flexibility is the right combination that we expect to deliver additional free cash flow and value to our shareholders.

Moving to the final slide. I want to return to some of the messages that we delivered at our Investor Day in March. Business environment around us has changed but our value proposition hasn’t. We’ve always said that we have a high bar for M&A, and this transaction clears those hurdles. We expect Noble Energy’s financials to be accretive and for their projects to compete for capital in our returns-focused portfolio.

We’re adding low-cost reserves and resources. And even with the additional debt, we’re maintaining a strong balance sheet. And finally, we expect the assets to generate solid cash flow with minimal capital requirements, with the option to increase investments when the world demands more energy.

Over the coming months, we expect to implement our integration plan with Noble’s employees, who we know share a commitment for strong performance and getting results the right way, values ingrained in both our cultures.

With that, I’ll turn it over to Dave to make a few remarks.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

David L. Stover - Noble Energy, Inc. - Chairman & CEO

Thank you, Mike, and good morning, everyone. It’s a pleasure to join the Chevron team to announce this exciting combination. As you all know, Noble Energy is a leading independent E&P company, with a strong U.S. onshore portfolio, world-class international assets and significant exploration opportunities.

Let me take a moment and talk for a moment about why we believe this is the right transaction and at the right time for Noble Energy. During the last few years, we made tremendous progress on our strategic objectives, including driving impressive capital efficiency gains in the DJ and Delaware basins, advancing our global gas discoveries, commencing production at the world-class Leviathan field and significantly reducing our cost structure.

At Noble Energy, we are always looking for ways to maximize value. As such, the Noble Energy Board and management team conducted a thorough process supported by advisers to carefully review and consider a wide range of strategic alternatives. In addition to this merger, we assessed other potential options, including alternative mergers, acquisitions and divestitures as well as the continued execution of our stand-alone plan. The Board and management team determined that the merger with Chevron was the superior option to deliver value to our shareholders.

Chevron’s global scale, diversified portfolio and financial strength will ensure the value of Noble Energy’s assets is maximized. We also believe Chevron is an excellent cultural fit for Noble Energy, with a shared commitment to integrity and respect for our communities in the environment.

Noble shareholders will receive a premium in the form of Chevron common stock, which we view as an extremely attractive currency. The all-stock nature of the transaction gives our shareholders the opportunity to benefit from Chevron’s attractive dividend and participate in the powerful upside potential of the combined company. Our Board and management team are unanimous that this transaction is in the best interest of our company and all Noble Energy shareholders.

Before I turn the call back over, I’d like to thank all of our employees for their dedication and commitment to Noble Energy. This transaction is a testament to their dedication and hard work. I’m confident that the future is bright for Noble Energy and Chevron.

With that, I’ll turn the call over to Wayne.

Wayne Borduin - Chevron Corporation - General Manager of IR

Thanks, Dave. That concludes our prepared remarks. We’re now ready to take your questions. (Operator Instructions)

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Neil Mehta from Goldman Sachs.

Neil Singhvi Mehta - Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Dave and Mike, congratulations here on the transaction. I guess the first question was just around the synergies, the $300 million pretax number. Mike, can you help us flesh out any of the drivers behind that? And then any thoughts on NBLX as well from the midstream perspective? And how we should be thinking about that?

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes, Neil, and thanks for your words. Look, the synergies will be partially headcount-related as we’ve got some redundancies in – primarily in corporate functions. There are other synergies in high grading the exploration portfolio, other third-party costs, consultants, office buildings, IT, lower insurance, things like that. So we think these are very achievable numbers. I think both companies have been very committed to operating cost discipline and have efforts underway to reduce those costs, and we see the opportunity here to accelerate that even further.

We haven’t had a chance to get into things, like the supply chain, to look for procurement efficiencies and other things, but I’m sure we’ll see some of those as well. So we think this is a very achievable number. We’ve laid it out for a run rate in 1 year. We’ll work hard to deliver that and hopefully do better than that.

On the midstream, look, this is a good midstream business that is tightly integrated with the production operations in both the Permian and the DJ, and it’s important for the efficient development of those areas. And so we look forward to bringing that in and leveraging that up with our assets in the Permian and learning more about how it supports the DJ as we get into that. So a good part of the business.

Neil Singhvi Mehta - Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

And I know we’ll get a little bit more on – in the S-4 here, but can I hear you or Dave talk more about how the transaction came together? And then, I guess, the question for Dave is it was a relatively low premium transaction, recognizing there’s an equity component to it. So how did you get comfortable around the valuation?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes. So I’ll just make a quick comment and then let Dave comment. You’re right, Neil. All the details will be in the S-4 registration when it gets filed here shortly. And so I’ll just let you read the story of how it happened there. And from our point of view on premium, the best deals are fair to both sides. And our Board saw this as a deal that was good for our shareholders, and Dave’s Board saw the same. And that’s how good deals get done. We really look at value creation in the long term, and we think this is good value for both sides. Dave, I’ll let you respond as well.

David L. Stover - Noble Energy, Inc. - Chairman & CEO

Yes. Appreciate it, Mike. I think that was well said. I think as we had the chance to work with Mike’s team, we got more and more comfortable and I think some of the things that we learned, it wasn’t just the assets. It wasn’t just the execution, but it was the overall fit of the 2 companies, the cultural aspects, how we make decisions, how we think about not just the short term but the long term. And I think when you’re making a decision like this, you’re looking at what’s going to create the most value for your assets over time and the ability to look at this from the standpoint that the scale really matters here as you go forward. And the broader capabilities that Mike and his organization bring to this, the financial strength, commitment to shareholder return, all those things are going to continue to unlock value in these assets through decades here.

So the way we looked at it in a stock-for-stock transaction, it maintained the upside exposure and minimized any downside risk. So I think all of those things are important as you think about something like this.

Operator

Our next question comes from Phil Gresh from JPMorgan.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Philip Mulkey Gresh - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Congratulations. Yes, I had 2 questions. First one, I guess, for Mike. Does Chevron own the minerals underneath the Noble acreage in the Permian? And as you look at Noble’s current plan with 1 rig, I believe, running in the DJ and none in the Permian, perhaps you could talk about how you view the ability to efficiently integrate those assets into what you’re doing today in the Permian.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes, Phil. So no, we own extensive mineral interest in the Permian. We don’t own minerals under the acreage in Reeves County that Noble Energy has. In terms of the plan forward, we were running a couple of rigs down in Reeves before the downturn. We’ve got a good position. It will be much better as we combine the acreage here, and it was very competitive within our portfolio. It will get even better here as we have a deeper inventory of long lateral wells and contiguous development areas and can develop both surface infrastructure as well as the well program in a very capital-efficient manner.

So that will go into our normal prioritization process. And as I said earlier, the market is not calling for more production right now, which is why we’ve exercised the flexibility in our capital program to bring these activity levels down. We’ll bring that activity back up when we see the indicators that suggest it’s appropriate to do so.

I’d encourage you to think of the DJ as a more mature version of some of our other shale and tight positions, right? So we’ve talked a lot about the Duvernay in Canada, the Vaca Muerta in Argentina, where we’re early in cycle. Noble has derisked the DJ. Strong current production understands the geology, really good acreage in the rural areas of primarily Weld County. And so that, too, will come into our overall unconventional portfolio and be prioritized for capital as we go forward with a good understanding of the opportunity and a strong track record there.

Maybe it sounds like you have a second question, perhaps, to Dave.

Philip Mulkey Gresh - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Yes, actually, exactly. As we think about the managing of the risk side of the equation that you mentioned, Dave, one of Noble’s larger customers in the Eastern Mediterranean has the ability to reduce its volume take by, I believe, up to 50% if Brent prices are below $50. So I guess, perhaps you could talk about your view on that situation right now given the near-term gas demand picture in the Eastern Mediterranean.

David L. Stover - Noble Energy, Inc. - Chairman & CEO

Yes, absolutely, Phil. As we’ve talked about, we’ve had great support, even through this downturn, if you will, with COVID impacts of things. And we’re at the place now where we’re getting ready to finish up this compression project that will start to have the ability to move more gas through the region and especially into Egypt, like you’re talking about. So everything we’ve seen and so forth, everybody is gearing up and ready now to start to move more gas through there. And so I think we’re in a really good place, and it’s a really testament to the project teams that were able to keep this on track and on schedule through all this uncertainty that’s been out there in the world.

Operator

Our next question comes from Doug Leggate from Bank of America Securities.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Let me add my congratulations. So one for Dave and one for Mike, if I may.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Mike, first of all, I know, again, we’re going to get details in the S-4, but can you share any details on breakup fee? And if I may, you’ve obviously been through this before with Anadarko. I’m just curious, given the modest premium, how you expect the market rate to react. And whether in the event that there was another situation to evolve, where you would stand in terms of your commitment to this deal in terms of whether the upside potential would justify you taking a harder look at the offer terms?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes, Doug, look, this is a public company merger. It’s similar to other public company mergers, and the details, including the particulars on a breakup fee, will be in the filings when those are made. So I’ll just refer you to those.

Look, as far as the reference to potential interloper risk, we do deals that are fair to both sides. Both Boards strongly support this, unanimously support this, and we’re very confident that the deal will close.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Dave, you’ve just gone through several years developing a world-class asset. The synergies alone, $300 million, if I simplify that on a annuitized basis, post 2021, that’s worth 50% more than your stock price, $5 a share. There’s a lot of other regional LNG players or those who already have assets in the region. I’m just trying to understand why you’re selling now and why you’re selling at this valuation.

David L. Stover - Noble Energy, Inc. - Chairman & CEO

Well, I think, Doug, it gets back to the things I talked about earlier that for the right opportunity with the right partner, if you will, that you look at how do you create the most value for your assets long term. And I think when you look at the financial strength now of this combined company, the broader capabilities to bring to that asset base, I think we looked at it as an opportunity over the long term just to create more value and actually enhance additional opportunities going forward. So I think, as Mike said, it’s something that both companies support and look at from a standpoint of create the most value and types of things this industry needs to be doing.

Operator

Our next question comes from Jeanine Wai from Barclays.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

My question is just for Mike, and maybe just following up on Phil’s questions. I was just wondering if you could provide your view of natural gas supply/demand in the Eastern Med. And I guess my follow-up would be what specific LNG opportunities do you see in the region, either on a brownfield or greenfield or both?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes. So Jeanine, look, the Eastern Med is proving to be really quite a prolific hydrocarbon base. And then Noble was right there at the very beginning and made some bold moves to make early discoveries and take the risk to begin to commercialize the resource. And so they’ve got a great position, a lot of great knowledge. And demand for gas in the Eastern Med region as well as more broadly continues to grow. It’s widely, I think, acknowledged that it’s a fuel that will continue to displace coal for power generation. And as economies grow in that region and beyond, we think that the demand will continue to support further development.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

In terms of LNG, look, there’s idle — there’s some idle LNG capacity in Egypt right now that can leverage this as feed gas. There’s been some ongoing discussions and, in fact, announcements here over the last day or 2 about the desire or the intent to establish pipe capacity into the European markets.

And I think when you’ve got a large, low-cost resource base like this approximate to large economies, we will find ways to move the gas to market in a manner that’s competitive. And so obviously, commercialization of that will be a very important activity. It’s something that we do around the world with many different customers in many different countries and in many different modes of transportation. So this fits in with strong capabilities that we have, and we just see it as a very important resource for the future of the region.

Operator

Our next question comes from Jason Gammel from Jefferies.

Jason Gammel - Jefferies LLC, Research Division - MD & Senior Equity Research Analyst

Congratulations, everyone. Maybe just taking a step back, Mike, can you talk about, with all the opportunities that are out there and available right now, what led Noble to the top of your list in terms of the transaction that you wanted to pursue?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Sure. I mean, Jason, I’ve tried to be pretty consistent on this question as it gets asked over time. At the top of the list are quality assets, and we’ve got a pretty high bar for what that looks like, including the ability to compete for capital within our portfolio against what’s already a strong set of assets. We’re very focused on low cost of supply, because we believe through the cycles, you absolutely have to have low supply costs.

We’ve shifted our portfolio towards one with a more flexible capital component so that as we experience the market cycles, we have a greater ability to respond to those with flexible capital. Obviously, we’ve talked about a culture fit, and I have to tell you it’s very strong on many attributes: purpose, values, commitment to safety, a number of the things that Dave spoke about. And then you’ve got to find a meeting of the minds on value and forward strategy and a company that is prepared to talk about a combination.

And so I guess the last thing I’ll say is we get asked a lot about pure-play Permian. And we’re already big in the Permian, and getting bigger isn’t necessarily the goal. Getting better certainly is important. And so the fact that this brings with it a strong position, a very strong position in the Eastern Med, a basin where we’ve got attractive exploration opportunities, and Noble has a strong currently-producing asset with the big capital spend behind it now, it just gives us a really solid position in another basin that helps improve portfolio diversity and mitigate risk.

So this deal ticks all the boxes that we’ve consistently articulated as the kinds of things that we would be looking for, and we’re very excited. We think it’s a good deal for the shareholders of both companies.

Jason Gammel - Jefferies LLC, Research Division - MD & Senior Equity Research Analyst

That’s very helpful, Mike. And maybe I could just follow up with, you referenced the $40 Brent price needed for accretion on this deal. Anything specific, underlying assumptions that you can provide detail on that get you to that number?

Pierre R. Breber - Chevron Corporation - VP & CFO

Jason, this is Pierre. No, we’re just using something that’s kind of near where the strip is trading right now.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Jason Gammel - Jefferies LLC, Research Division - MD & Senior Equity Research Analyst

Okay. Anything on production assumptions or anything like that? Are you just straight flat production from 1Q?

Pierre R. Breber - Chevron Corporation - VP & CFO

Well, this is a time where capital is changing. Costs are changing. Production outlooks are changing as capital is being retraced. So we’ve been giving pretty current guidance as we moved along. You can think of the synergies as relative to 2019, which is more of a stable year, because there’s been a lot of change happening.

We showed our stress test at $30. We did our Investor Day at $60. I mean, there’s no signaling in the price. We’re just showing the financial metrics at a — what’s a reasonable current market price based on strip pricing and just rounding it to $40.

Operator

Our next question comes from Paul Cheng from Scotiabank.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

A couple of questions that I think for my - Noble actually has done a good job in developing their assets and it’s actually quite well defined. So when you’re looking at their asset today, do you see anything — way that you’re going to do differently? So that’s the first question.

The second question maybe is for Pierre. The $300 million on the synergy pretax, is that include any of the interest expense? If no, is there an opportunity of the refinancing and that will add to? And all of that $300 million, how much is actually on the G&A side?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Okay. So I’ll start with our thinking on the benefits of combining the 2 companies, Paul. We’ve got a lot of deepwater experience, a lot of gas experience. And so I think we’re well positioned to support the ongoing efforts in the Eastern Med. Additional development activity over time there is something that, certainly, we’ve got strong capability.

And when you look at the Permian, the Noble Energy position is good. It’s concentrated here in Reeves County, but it’s relatively smaller to the position that we have there. And so I think the scale that we will be able to bring will bring capital efficiencies and development efficiencies that are likely to be helpful.

That said, we do a lot of benchmarking down there across all the different regions in the basin, and Noble has strong performance in the Permian today. And so I think bringing together the teams that are driving performance for both companies allows us to share best practices, learn from one another and look for efficiencies, particularly those of scale, that can help us improve even further.

In the DJ, Noble’s development is strong. The performance is excellent. As you say, they’ve done a really nice job. We have engaged in factory drilling-type operations for decades around the world in Indonesia, in the San Joaquin Valley and Thailand. And so running a scaled factory drilling model is something that is kind of in our DNA. And I think, again, marrying up that capability with the unique basin knowledge that Noble Energy has is a powerful combination. So we’ll look to bring the best of both together in each of those areas and build on what has already been strong performance, as you say. So great respect for that, and I think our folks will do everything we can to try to make it even better.

Pierre, I’ll let you talk about synergies.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Before I get to the synergy, can I ask that on Eastern Mediterranean? Noble has a pretty well-defined plan how that they want to ramp up the gas model over there. After Chevron takeover, is there any change in that pace? Or that you think that’s a reasonable pace and maybe achievable pace.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes. At this point, Paul, I’ll simply say, we’ve got a lot of respect for what Noble has been doing. And I think your best assumption is that the plan they’ve laid out is the plan that we would continue to execute. I’m not going to speculate on anything other than that today.

Pierre R. Breber - Chevron Corporation - VP & CFO

Paul, it’s Pierre. So the chart on synergies shows about 2/3, we’d labeled operating costs; 1/3, other. In the other, you have, as Mike talked about, exploration synergies. There’s a very modest amount of interest cost savings, but it’s really just the bank debt, the revolver, which we can immediately pay down and fold into our business.

The bonds have make-whole calls, which are very standard, which make them uneconomic for a stronger credit to pay them off early. Noble has done a nice job of managing maturities, so they’ll come due over time. So that will be ultimately a synergy. It will get refinanced at a lower cost, but that’s not within 12 months, right. That’s as those bonds mature.

And again, if you go to the operating cost, you can think of that as largely G&A. I think Mike gave examples of that. That’s — there’s corporate costs. There’s regional headquarter-type office costs. And that’s people, but it’s consultants, it’s IT, it’s office. It does include some insurance that we can save because we tend to have a higher level of self insurance. So there’s no — as Mike said, there are no field cost reductions. I mean, nothing in the actual lifting — producing and lifting of oil and natural gas. That’s something as we — you can only identify so much in due diligence. You’re focused at kind of a high level. As we get in and operate the assets, as Mike said, that’s when you see the opportunities to leverage maybe a contract where we can procure services cheaper and find other efficiencies that are inherent in the field operations.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

So over time, the synergies should be better, right? Because that’s simple as the low-hanging fruit by interest expense and also combine in the Permian models is not really included?

Pierre R. Breber - Chevron Corporation - VP & CFO

Yes. Again, Paul, the $300 million is based on what we can see on due diligence, which is you don’t get to see everything and you’re not operating as a combined company yet. So yes, we’re certainly hopeful that as we operate together, we will find more than the $300 million we currently have.

Operator

Our next question comes from Roger Read from Wells Fargo.

Roger David Read - Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst

Congratulations to you. Glad to see, I guess, about a year later, but still moving forward. A couple of questions I had. Just trying to think about strategically why you’re doing it and what you really get out of it. And one of the ways I was going to come at it is you got the $300 million of synergies, presumably all cash. You’ve got the dividend is going to go up roughly $250 million on kind of a net basis. So if I’m looking at year 1, cash isn’t all that big, obviously, of a driver here in the first part of the merger period. So I was curious, as you really think about it, Mike, what beyond sort of just the obvious bullet points on the presentation really kind of drives this from both a cash standpoint at, say, the kind of $40 Brent? And then also from the true strategic side here?

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Well, Roger, there’s operating cash flow that’s generated before the synergies. And Noble is in a strong position on operating cash flow. They’ve done a good job on bringing capital spending down. Nearly 50% is the commitment for this year. So there’s good, strong free cash flow accretion here. And then the synergies, as you say, kind of at a high level, you would argue more than cover the incremental dividend. And as Pierre just said, we’ll do everything we can to deliver more on the synergy front.

More broadly speaking, this is about strengthening the portfolio. And you bring these 2 companies together, and I’ve talked about a new margin and with some further exploration success, sizable legacy position that’s potential in the Eastern Med, further high grading and strengthening the position in the Permian.

And then, look, we really like unconventionals. And the DJ Basin is a proven, derisked unconventional basin that, frankly, as I said earlier, more mature than our position in either the Vaca Muerta or the Duvernay. And it just gives us another piston in the unconventional engine that is — that’s strong as well.

So this is a good portfolio strengthening combination that, over the long term, as technology evolves and we continue to learn more and more about how to make the unconventionals better, it just strengthens that part of our portfolio. So we’re in a resource business. You want to have good resource depth. This is nearly 7 billion barrels of resource that is added to our inventory at attractive economics and, we think, good long-term value creation.

Roger David Read - Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst

Okay. And then the only other question I had was, anything on the asset disposal side here that you would anticipate? I know Pierre just ran through kind of the issues of the balance sheet. Nothing seems particularly pressing there, but I was just curious, anything that doesn’t really fit with the overall program?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Roger, I’d say our standing guidance applies. We’re always looking at the ability for assets in our portfolio to compete for capital in a disciplined capital kind of a mindset. And when we see things that we think are going to perhaps be challenged to compete for capital that may fit better for others, we’re certainly willing to consider those.

We’re not in a position where we have to do anything. And so we’ve already done a lot of high grading, as you’ve seen over the last few years. But we’ll continue to have a high bar for capital in our portfolio. And when we see things that we think are going to work better for somebody else, we’re certainly willing to consider that. It’s not a great market right now to be selling assets into. And so I don’t think you’ll see us rushing out to do anything until we feel like we’ve got a decent market for the prospective transactions.

Operator

Our next question comes from Jason Gabelman from Cowen.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Jason Daniel Gabelman - Cowen and Company, LLC, Research Division - Director

Congrats on the deal. I just firstly want to, I guess, go back to the Israeli gas projects. So what’s the offtake ability in this lower price environment, while Egypt is oversupplied? And if you’re not selling gas into Egypt, do you kind of just accept what the market is pricing at for gas right now? And the point of the question, just trying to understand the downside risk in the near term as both the Egypt market and the global gas market remain oversupplied. And I have a follow-up.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes, Roger, I — or Jason. I’m sorry, Roger was the last. Jason, we’ve reviewed the contracts as part of diligence. They’ve got relatively high take-or-pay percentages. The world gas markets are well supplied right now, as are oil markets. And so we’ve been, I think, realistic in how we’ve assessed the near-term prospects for commercialization of gas through production growth and the realities of the existing contracts, as per the earlier question from Phil.

So this is a long-term business. It’s a long-term set of assets, and we take a long-term view on markets and a long-term view on value creation. And so these things can go through cycles. And broadly speaking, the underlying demand for gas is going to grow. Populations are going to grow. The standard of living is going to grow, and the need for power generation is going to grow. And we’ll work through the short-term issues on contracts, as we do on Gorgon and Wheatstone and other gas assets that we have. But we think the long-term fundamentals here are very solid, and we think it’s a high-quality resource that the world is going to need.

Jason Daniel Gabelman - Cowen and Company, LLC, Research Division - Director

Great. And that’s, I guess, a good segue to my second question. Was ESG considerations important to the deal? I mean, looking at the Apache deal, you would have acquired a large LNG project with that deal. This is obviously more — or becoming more of a gas-weighted company, Noble is, as the Israeli assets ramp up. So does this kind of help you? And as you’re trying to think about ESG and form your strategy on that front, does this help attack maybe some of the metrics that you’re looking at targeting over the near and medium term?

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes. So the very first screening criteria is the quality of the assets. And that — and the opportunity to create value is where everything begins. But of course, we look at things through multiple lenses. And I’ll go more broadly. I think that the commitment that Noble Energy has to ESG is very aligned with ours. And I think you look at the trajectory of what they’re doing on a number of things, significant reductions in flaring in the Permian here in recent times, and they’re committed to the kinds of things we are. This does bring some more gas into our business. But I won’t tell you that we’re driving at a particular type of asset in order to satisfy an ESG objective.

We’re looking for quality assets that are going to be reliable, low-cost supply into strong markets. And then we’re looking through an ESG lens to be sure that it’s consistent with our commitments on greenhouse gas intensity reduction and other dimensions of ESG, which I think are well aligned. But it’s a — we’ve got to improve returns in our business, and we’ve got to reduce greenhouse gas emissions intensity both, and we’ve got to do it in a disciplined manner. And these assets will allow us to achieve both of those objectives.

Operator

And we’ll take our last question from Sam Margolin from Wolfe Research.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Sam Jeffrey Margolin - Wolfe Research, LLC - MD of Equity Research & Senior Analyst

So at the time of the Anadarko process, you fielded a lot of questions about the Colorado regulatory environment. At the time, you said that, obviously, you’re comfortable with it. You had a history there. You’re in good standing. I doubt that’s changed since we’re here. But maybe just some thoughts about that, because it’s certainly going to be something that’s probed by the investment community.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Sure. So look, this is a risk that I think Dave and his team have been managing very well. Noble’s position is in Weld County. It’s further from the populated areas and some of the incorporated cities that have been a little more strident on this issue.

If you look at the results of the last ballot initiative in 2019, and you go through it precinct by precinct, there’s strong support for the industry in Weld County and in areas where Noble Energy operates. Noble is a high-quality operator that holds themselves to a high standard. And I think it’s important for all of us as we develop resources to do it responsibly, do it in a way that demonstrates to the public that it’s compatible with the other uses of the land and the other expectations for local communities. And I think Noble Energy has got a strong history of doing that. We intend to maintain that.

We’ll also work to have good collaborative relationships with the political and regulatory organizations in Colorado. We already have that today through our western Colorado operations, and that will be further strengthened as we integrate with Noble’s team that’s working out in the DJ. So it’s a risk that needs to be managed, but I think it’s one that’s been managed well, and we will continue to uphold that.

Sam Jeffrey Margolin - Wolfe Research, LLC - MD of Equity Research & Senior Analyst

And this is just sort of a related follow-up. But as Phil pointed out, the activity levels on Noble’s onshore, Lower 48 assets is pretty low right now. I think what I’ve gathered from your commentary and guidance is that in 2021, your legacy position in the Permian was so advantaged that it wouldn’t necessarily take a heroic effort by commodity markets to have Chevron start restoring the pace of activity that’s somewhat close to a 2019 level. Just wondering the — in a pecking order, where these new assets fit as you evaluate that process? And I understand it’s early, but just kind of a 10,000-foot view would be helpful.

Michael K. Wirth - Chevron Corporation - Chairman & CEO

Yes, Sam, it is early. And look, we’re at — in the middle of a year that has been a year none of us expected. We’ve got an uncertain trajectory right now on the pandemic and what that means for economies and demand. And certainly, oil markets have recovered from the depths that we saw in April, but there is still a lot of uncertainty out there in the environment on both the demand side and, frankly, on the supply side.

And so as we get closer to the end of the year and we get our business planning process completed and have a better view into how we think 2021 and subsequent years are beginning to set up, we’ll come back to you with more specific capital guidance and some indicators on where we see activity levels going forward. But it’s just — it’s premature to speculate on that right now.

Wayne Borduin - Chevron Corporation - General Manager of IR

Well, I’d like to thank everyone for your time today. We appreciate your interest in Chevron and everyone’s participation on today’s call. Please stay safe and healthy. Crystal, back to you.

Operator

Ladies and gentlemen, this concludes Chevron’s conference call. You may now disconnect.

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy’s website at http://investors.nblenergy.com.

Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on

JULY 20, 2020 / 12:00 PM, CVX.N – Chevron Corp Agreement to Acquire Noble Energy Inc Call

capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov.